UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________

FORM 6‑K
_______________

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

For the month of April, 2019

Commission File Number: 001-38262
_______________

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA
SOCIEDAD ANÓNIMA
(Exact Name of Registrant as Specified in its Charter)

LOMA NEGRA CORPORATION
(Translation of Registrant’s name into English)

_______________

Cecilia Grierson 355, 4th Floor Zip Code C1107CPG – Capital Federal Republic of Argentina
(Address of principal executive offices)
_______________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Table of Contents

Item	Description
1	Loma Negra Relevant Event

Cecilia Grierson 355 4° floor (1107) – City of Buenos Aires Tel +54 11 4319-3000 www.lomanegra.com.ar

City of Buenos Aires, April 26, 2018

Messrs.
Comisión Nacional de Valores (CNV)

Messrs.
Bolsas y Mercados Argentinos S.A. (BYMA)

Ref.: Ordinary Shareholders’ Meeting held on April 25, 2019

Dear Sirs,

In compliance with section 4, Chapter II, Title II of the CNV Rules and section 79 of the Listed Rules of BYMA, below you will find a summary of the resolutions approved by the Ordinary Shareholders’ Meeting of Loma Negra C.I.A.S.A. held on April 25, 2019.

1°) Appointment of the persons in charge of subscribing the minute.

With majority of votes, it was resolved that the minutes of the meeting would be prepared and signed, together with the Company's President, by the representative of the shareholder Cauê Austria Holding GmbH and by the representative of the Branch of Citibank N.A. in the Argentine Republic.

2°) Consideration of the documents to which paragraph 1°) of Section 234 of the Argentine Corporations Act refers to, that correspond to the regular financial year N°94 ended on December 31st, 2018..

With majority of votes, it was resolved to skip the reading and transcription in the meeting minutes and to approve the annual report and the documentation set for in Section 234, paragraph 1) of Law No. 19,550 together with the rest of the documents corresponding to the regular fiscal year No. 94 ended as of December 31, 2018: (i) Unconsolidated Statement of Financial Position as of December 31 2018 and Unconsolidated Statements of Profit or Loss and Other Comprehensive Income , Changes in Equity and Cash Flow for the year ended December 21, 2018, with its notes 1 to 39, the Consolidated Statement of Financial Position with its subsidiaries as of December 31, 2018 and the Consolidated Statements of Profit or Loss and Other Comprehensive Income, Changes in Equity and Cash Flow, with its notes 1 to 42, the Additional Information to the Notes to the Financial Statements required by section 62 of the Listed Rules of BYMA and by Section 1 of Title IV, Chapter III of the CNV Rules, the Inventory, the Annual Report and its Report on the Status of Compliance of the Corporate Governance Code and Information for Foreign Investors, corresponding to the fiscal year ended as of December 31, 2018, all prepared in compliance with the applicable regulations of the CNV and BYMA and prepared in accordance with professional accounting standards in force in Argentina in the application option of the International Financial Reporting Standards (IFRS); (ii) the informative summary established by the CNV Rules; and (iii) the report of the External Auditors, the Supervisory Committee and the Audit Committee.

3°) Consideration of the positive unallocated earnings of the year ended on December 31st, 2018 of the amount of ARS 5,438,107,418. Consideration of the proposal of the Board of Directors to allocate a portion of said sum to the Legal Reserve and the balance to an Optional Reserve.

With majority of votes, it was resolved to: (i) allocate AR$ 271,905,371 -equivalent to 5% of the earnings of the fiscal year- to the Legal Reserve which, as a consequence, is increased to AR$ 375,871,947; and (ii) allocate the remaining balance of the net profit for the year, that is, AR$ 5,166,202,047, to an Optional Reserve given the current investment plan in property, plant and equipment of the Company.

Cecilia Grierson 355 4° floor (1107) – City of Buenos Aires Tel +54 11 4319-3000 www.lomanegra.com.ar

4°) Consideration of the performance of the members of the Board of Directors for the year ended December 31, 2018.

With majority of votes, the performance of all the members of the Board of Directors for the year ended December 31, 2018 was approved pursuant to Section 275 of Law No. 19,550.

5°) Consideration of the performance of the members of the Supervisory Committee for the year ended on December 31st, 2018.

With majority of votes, the performance of the members of the Supervisory Committee for the year ended on December 31, 2018 was approved.

6°) Consideration of the remuneration of the Board of Directors that corresponds to the year that ended on December 31st, 2018 of ARS 30,231,042 (total amount of remunerations).

With majority of votes, the remuneration of the Board of Directors that corresponds to the year that ended on December 31, 2018 was approved.

7°) Consideration of the remuneration of the members of the Supervisory Committee for the year ended on December 31st, 2018

With majority of votes the remuneration of the members of the Supervisory Committee for the year ended on December 31, 2017 (i.e., AR$ 1,304,544) was approved.

8°) Setting of the number of directors and appointment of the full and alternate members for year 2019. Approval of a policy aimed at maintaining a proportion of at least 20% independent members over the total number of members of the Board during the year in course.

With majority of votes it was resolved: (i) to set the number of Directors in 9 (nine), with no appointment of Alternate Directors; and (ii) to appoint Messrs. Franklin Lee Feder, Sergio Damián Faifman, Flávio Mendes Aidar, Luiz Augusto Klecz, Paulo Diniz, Carlos Boero Hughes, Diana Elena Mondino, Sergio Daniel Alonso y César Javier Graña as Directors for the year ending on December 31, 2019.

With majority of votes a policy aimed at maintaining a proportion of at least 20% independent members over the total number of members of the Board during the year in course was also approved.

9°) Appointment of the full and alternate members of the Supervisory Committee for year 2019.

With majority of votes, it was resolved to appoint the following persons as members of the Supervisory Committee for year 2019: (i) Full Members: Omar Raúl Rolotti, Antonio Juan Lattuca and Esteban Pedro Villar; (ii) and Alternate Members: Paola Lorena Rolotti, Carlos Roberto Chiesa and Jose Alanis.

10°) Appointment of External Auditors and of the main partner and alternate partner of the respective accounting firm for the year of 2019.

With majority of votes, it was resolved to appoint Pistrelli, Henry Martin y Asociados S.R.L. (member of Ernst & Young Global) as External Auditors of the Company for 2019, and, in particular, Mr. Adrián Gabriel Villar as Principal Partner and Mr. José Alberto Coya Testón as Alternate Partner.

Cecilia Grierson 355 4° floor (1107) – City of Buenos Aires Tel +54 11 4319-3000 www.lomanegra.com.ar

11°) Approval of the fees of the External Auditors for the year ended on December 31st, 2018.

With majority of votes the fees of the External Auditors for the year ended on December 31, 2018 (i.e., AR$ $34,568,000 without VAT) were approved.

12°) Consideration of the fees of the External Auditors for the year 2019.

With majority of votes, it was resolved to postpone the consideration of the fees of the External Auditors for the year ended on December 31, 2019 for the next annual shareholders meeting.

13°) Approval of the budget of the Audit Committee for 2019.

With majority of votes, the budget of the Audit Committee for the fiscal year 2019 was set in AR$ 46,000,000 (without VAT).

14°) Granting of the relevant authorizations for the carrying out of paperwork and to make the necessary filings.

With majority of votes, it was resolved to authorize Messrs. Lucrecia Loureiro and Gastón Sayús and Sonia María Kleiner so that, any of them in an indistinct manner, may obtain administrative consents and register all the resolutions taken by the Company before the Public Registry of Commerce of Buenos Aires (IGJ), the CNV (including the Financial Information Highway), the Buenos Aires Stock Exchange (BYMA), the Securities and Exchange Commission (SEC), the New York Stock Exchange (NYSE) and any other relevant authority, granting them power to sign documents, issue deeds, take notice and answer requirements, and make the corresponding publications.

Sincerely,

___________________
Marcos I. Gradin
Investor Relations Officer
LOMA NEGRA C.I.A.S.A.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Loma Negra Compañía Industrial Argentina Sociedad Anónima

Date: April 26, 2019	By: /s/	Marcos I. Gradin
	Name:	Marcos I. Gradin
	Title:	Chief Financial Officer